First Silver Reserve Inc.
Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
(604)-602-9973
Fax: (604)-681-5910

May 19, 2004

04030490

PROCESSED
JUN 15 2004
THOMSON
FINANCIAL

Securities and Exchange Commission
450 – 5th Street N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

SUPPL

Attention: File Clerk
Office of International Corporate Finance

Dear Sirs:

Re: Filing Documents for First Silver Reserve Inc. – Exemption Number 82-3449
Section 12g3-2(b), Securities Exchange Act of 1934

Please find enclosed a copy of the following documents:

- Annual report for the year ending December 31, 2003;
- Notice, Information Circular and Proxy for annual general meeting on June 14, 2004;
- Quarterly report for the first quarter ending March 31, 2004;
- News releases dated March 11, 2004, May 13, 2003 and May 17, 2004.

Would you please file the enclosures in your files.

First Silver Reserve Inc.

Per:

Len W. Brownlie, Director

Encl.

dlw 6/15

SEC MAIL PROCESSING
RECEIVED
JUN 01 2004
WASH. D.C. 155 SECTION

82-3449

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

FIRST SILVER RESERVE INC. (the "Company")

TO BE HELD AT SUITE 584 - 885 Dunsmuir Street
Vancouver, B.C., V6C 1N5

ON MONDAY, JUNE 14, 2004, AT 2:00 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Len Brownlie, a Director of the Company, or failing this person, Hector Davila Santos, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 5	______	______
		For	**Withhold**
2.	To elect as Director, Hector Davila Santos	______	______
3.	To elect as Director, James O'Rourke	______	______
4.	To elect as Director, Victor Garcia Jimenez	______	______
5.	To elect as Director, Len Brownlie	______	______
6.	To elect as Director, Robert Young	______	______
7.	To appoint PriceWaterhouseCoopers as Auditors of the Company	______	______
		For	**Against**
8.	To authorize the Directors to fix the auditors' remuneration	______	______
9.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares
Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by regular mail.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy; **OR**

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

82-3449

First Silver
Reserve Inc.

First Quarter Report 2004

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Hector Davila Santos, Chief Executive Officer of First Silver Reserve Inc., certify that:

1. I have reviewed the interim filings (*as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Silver Reserve Inc. for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of First Silver Reserve Inc., as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

"Hector Davila Santos"
Chief Executive Officer

I, Rodney A. Shier, Chief Financial Officer of First Silver Reserve Inc., certify that:

4. I have reviewed the interim filings (*as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Silver Reserve Inc. for the interim period ending March 31, 2004;

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of First Silver Reserve Inc., as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

"Rodney A. Shier"
Chief Financial Officer

MANAGEMENT'S DISCUSSION & ANALYSIS ("MD&A") OF FINANCIAL CONDITION & THE RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2004 (Form 51-102F1)

May 10, 2004

Introduction

This MD&A focuses on significant factors that affected First Silver Reserve Inc. and its subsidiary ("First Silver" or the "Company") performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2004 and the Company's 2003 audited consolidated financial statements and the related notes contained therein. The Company's reporting currency is the United States dollar while the measurement currency is the Mexican peso (PS$). All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company's significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2003. Additional information on the Company is available in the Company's Annual Information Form, which can be found at www.sedar.com or www.firstsilver.com .

Overall Performance

In the three month period ending March 31, 2004, First Silver produced 565,332 ounces of silver and 1,288 ounces of gold, from the Company's wholly owned San Martin Silver Mine, located in Jalisco State, Mexico. Silver production was 17,873 ounces (3.26%) higher and gold production was 476 ounces (58.62%) higher than in the first quarter of 2003. Total mill throughput was 67,868 tonnes, as compared to 62,066 tonnes in the first quarter of 2003. The mill head grade was 290 g/tonne silver and the mill recovery rate was 89.33%, as compared to a head grade of 314 g/tonne silver and a recovery rate of 87.49% in the first quarter of 2003.

Revenue was $4.23 million as compared to $2.88 million in the first 3 months of 2003. The Company recorded a profit of $1.45 million or $0.04 per share for the period, as compared with a loss of $0.02 million or $0.00 per share for same period in 2003. The increase in net earnings is directly attributable to an increase in silver and gold production and an increase in silver prices during the period. In the first three months of 2004, the average London pm price for silver was $6.68 per ounce, as compared to $4.67 per ounce in 2003.

Cost of sales were $2.32 million for the period as compared to $2.37 million for the year earlier period. Cash costs, net of gold credits, were $3.91 per ounce of silver as compared to $4.30 in the first quarter of 2003. Total costs, net of gold credits, were $4.23 per ounce of silver , as compared to $4.65 in the first quarter of 2003. General and administrative expenses were slightly higher at $0.27 million as compared to $0.24 million in 2003 while depreciation and depletion were $0.22 million in the first quarter of 2004 as compared to $0.21 million in the first quarter of 2003.

Liquidity and Capital Resources

At March 31, 2004 the Company had working capital of $1.1 million (comprised of cash of $0.7 million and accounts receivable, inventory and prepaid expenses of $2.0 million, less current liabilities of $1.6 million) as compared to a working capital deficiency of $0.3 million at December 31, 2003 (comprised of cash of $0.4 million and accounts receivable, inventory and prepaid expenses of $1.4 million, less current

liabilities of $2.1 million). This increase in working capital was a result of increased cash flows from operations. During the quarter, the Company repaid $465,760 of a loan of $545,760 due to the Company's President. Subsequent to the end of the quarter, the balance of the loan was repaid. No interest was paid on this loan. Adding to cash flow was the exercise of stock options. During the period the Company issued 130,000 shares from treasury on the exercise of Director stock options for net proceeds of $52,573. Currently, the Company has an issued capital of 38,136,921 common shares and has 530,000 share purchase options outstanding. Other than the loan described above, the Company does not have any long-term contractual obligations.

Risks and Uncertainties

The Company's success depends on a number of factors. Typical risk factors include metal price fluctuations and operating hazards encountered in the mining business. The following table sets out the daily high, low and average London Bullion Dealers price for silver for the past three years and the first quarter of 2004:

	Q1 2004	2003	2002	2001
High	$7.83	$5.97	$5.10	$4.80
Average	$6.68	$4.88	$4.60	$4.40
Low	$5.97	$4.37	$4.24	$4.10
Range	$1.86	$1.60	$0.86	$0.70

Competition for silver resource properties, producing mines or interests in producing companies may limit opportunities to acquire reasonably priced assets. Future government, legal or regulatory changes could affect any aspect of the Company's business including, among other things, the title to properties, environmental permitting and costs, labour relations, taxation, currency convertibility, the repatriation of profits or capital or the ability to import required equipment or materials. Many of these factors are beyond the Company's control; however, risks and uncertainties are managed, in part, by experienced managers and by cost control initiatives.

Summary of Quarterly Results

Quarter Ending	Total Revenue	Net Income (loss)	Net Income (loss) per share*
March 31, 2004	4,229,684	1,452,214	0.04
Dec. 31. 2003	3,379,732	(288,518)	(0.01)
Sept. 30, 2003	2,090,953	(540,013)	(0.01)
June 30, 2003	2,817,159	(262,239)	(0.01)
March 31, 2003	2,884,886	(1,159)	(0.00)
Dec. 31, 2002	1,930,548	(81,580)	(0.01)
Sept. 30, 2002	3,217,859	(44,212)	0.00
June 30, 2002	3,042,523	116,803	0.00
March 31, 2002	2,552,516	(279,243)	(0.01)

*Quarterly per share amounts have been adjusted to reflect the weighted average common shares of the Company outstanding for the full year.

The exceptional first quarter results in 2004 are directly related to a substantially higher silver price. With current silver prices below US$6.00 per ounce, future profitability is unlikely to match the level achieved in Q1 2004 unless the price of silver rises again.

Changes in Accounting Policies

Readers are directed to Note 2 of the 2003 Audited Financial Statements for a discussion of the Company's adoption of CICA EIC-130 Translation Method on reporting and measurement currencies. This change did not result in any adjustment to the Company's opening deficit balance however the change in translation method resulted in a cumulative translation adjustment (CTA) balance of $27,691 in shareholders equity at December 31, 2003. This balance has increased to $208,159 as at March 31, 2004. In the year beginning January 1, 2004, the Company has had to comply with the following new or amended accounting policies:

Accounting Policy Reference	Pronouncement
CICA 3870 – Stock-Based Compensation	Expense to be recognized for all forms of stock-based compensation
CICA 3110 – Asset Retirement Obligations	Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings and the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life.
CICA – EIC 141 – Revenue Recognition	This new guidance aligns Canadian and US GAAP with reference to the term "Revenue"
CICA - GAAP	This Handbook section eliminates industry practice as an acceptable source of accounting guidance

The application of these policies to the Company's first quarter financial statements did not result in a material adjustment.

Outlook for 2004

The Company's outlook for 2004, as at May 10, 2004, remains consistent with the Company's outlook provided in the MD&A accompanying the Company's December 31, 2003 audited financial statements.

RESOURCE DEVELOPMENT AND EXPLORATION

Underground Exploration

Mine staff are currently evaluating several areas of the mine where additional development work will increase mineral reserves.

To improve mine safety, access and ventilation, the Company began work on a new haulage adit in 2001. The Rosario mine haulage adit is sized for production, 4 m wide and 3.5 m high, and is being driven alongside the Rosario-Condesa Fault, allowing systematic drill hole sampling of this fault zone. Including double width sections, the new tunnel will have a total length of 1,480 m, of which 1,135 m have been developed. When completed, the adit will reduce mine haulage by some 1,200 m. Little progress was made on this adit in 2003 due to limited funding. The Company has initiated work to complete the adit by Q3 2004.

Minesite Exploration

At December 31, 2003, First Silver controlled 7,241 hectares (17,892 acres) of mineral rights surrounding the mine. First Silver also owns about 1,300 hectares (3,212 acres) of surface land surrounding the mine and another 104 hectares (257 acres) of land at the mill site.

On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development. A Natural Source Audio-Frequency Magnetotelluric (NSAMT) Geophysical Survey conducted during September and October, 2003 identified 25 potential drill targets for follow-up. The Company retained James I. Lyons, Consulting Geologist, to recommend priority locations for drilling and follow-up. Mr. Lyons was able to identify two previously unknown vein structures, the Leones and Huichola veins, which run parallel to the Zuolaga vein. The Leones vein is located about 300 m north of the present mine while the Huichola vein is located about 800 m south of the mine. Based on anomalous surface samples, Mr. Lyons has recently recommended four drill targets on the Leones vein. The Company is planning to access these targets by underground drilling from the existing mine workings and is currently tendering a drill contract for this work.

Other Exploration and Development Projects

The Company currently holds 8 precious metals exploration properties. These eight properties cover 625 hectares (1,544 acres) and are located in Jalisco State, Mexico. The properties all have a small mine production history and seven have been placed in inventory until metal prices and funding permit detailed exploration.

One of the 8 properties, the La Purisima, underwent a property visit in April, 2004. A staged exploration program of mapping, geochemical and geophysical surveys, followed by limited drilling has been recommended to determine the nature and extent of gold and silver mineralization previously identified from rock samples on the property.

First Silver Reserve Inc.

Consolidated Financial Statements
March 31, 2003
(expressed in U.S. dollars)

Notice to Reader: As required by National Instrument 51-102 (4.3(3), readers are advised that an auditor has not performed a review of these interim financial statements.

7

First Silver Reserve Inc.
Consolidated Balance Sheets (Unaudited)

(expressed in U.S. dollars)

	March 31, 2004 $	December 31, 2003 $
Assets		
Current assets		
Cash and cash equivalents	771,171	418,709
Accounts receivable	1,175,123	667,841
Inventories	653,217	622,456
Prepaid expenses	180,466	134,379
	2,779,997	1,843,385
Resource assets	3,629,192	3,693,264
	6,409,169	5,536,649
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	932,177	1,353,002
Taxes payable	707,511	778,665
	1,639,688	2,131,667
Future income taxes	683,753	649,346
Other long-term liabilities	2,494,437	2,488,664
	4,817,878	5,269,677
Shareholders' Equity		
Share Capital	1,370,289	1,317,716
Cumulative Translation Gain (Loss)	(208,159)	(27,691)
Retained earnings	429,161	(1,023,053)
	1,591,291	266,972
	6,409,169	5,536,649

Interim Financial Statements (note 1)

Approved by the Board of Directors

"Hector Davila Santos" Director "Len Brownlie" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings

For the three months ended March 31, 2004 and 2003

(expressed in U.S. dollars)

	2004 $	2003 $
Revenue		
Sales	4,229,684	2,880,412
	4,229,684	2,880,412
Cost and expenses		
Cost of sales	2,316,646	2,370,141
General and administrative	266,070	238,674
Depreciation and depletion	218,124	208,623
Other expense (income)	(341)	(4,474)
Foreign exchange (gain) loss	(57,719)	68,607
	2,742,780	2,881,571
Earnings (loss) before income taxes	1,486,904	(1,159)
Provision for (recovery of) future income taxes	34,690	15,302
Net earnings (loss) for the period	1,452,214	(16,461)
Retained earnings - Beginning of period	(1,023,053)	68,876
Retained earnings - End of period	429,161	52,415
Net earnings (loss) per share	0.04	(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2004 and 2003

(expressed in U.S. dollars)

	2004 $	2003 $
Cash flows from operating activities		
(Loss) net earnings for the year	1,452,214	(16,461)
Items not affecting cash		
Depreciation and depletion	218,124	208,623
Cumulative translation adjustment	(180,468)	(3,787)
Future income taxes	34,407	(20,541)
	1,524,277	167,834
Changes in non-cash working capital items	(1,076,109)	(71,878)
	448,168	95,956
Cash flows from financing activities		
Issuance of share capital	52,573	12,998
(Decrease) Increase in long term debt	5,773	(45,309)
	58,346	(32,311)
Cash flows from investing activities		
Resource asset expenditures	(154,052)	(120,657)
	(154,052)	(120,657)
Increase (Decrease) in cash and short-term equivalents	352,462	(57,012)
Cash and short-term investments - Beginning of period	418,709	497,277
Cash and short-term investments - End of period	771,171	440,265

The accompanying notes are an integral part of these consolidated financial statements.

1 Basis of presentation

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of our annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Except as disclosed in note 2, the accounting policies used in preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our annual consolidated financial statements and the notes thereto for the two years ended December 31, 2003.

These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report.

2 Accounting Changes

Foreign Currency Translation
On January 1, 2003 the Company changed its accounting policy for the translation of foreign currency as required by the Canadian Institute of Chartered Accountants Handbook section 1650. Under this new standard assets and liabilities are translated at the current rate, while income statement items are translated at the average rate for the period. Income Statement prior year comparative numbers have been restated at the average rate to ensure an accurate and fair presentation.

3 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance –December 31, 2003	37,956,921	$1,317,716
Issued upon exercise of share purchase options	130,000	$52,573
Balance – March 31, 2004	38,086,921	$1,370,289

Stock options outstanding

The following table summarizes information about the options at March 31, 2004 and the changes for the three months then ended:

	2004		2003	
	Number of shares	Weighted average exercise price Cdn. $	Number of shares	Weighted average exercise price Cdn. $
Options outstanding – Beginning of period	710,000	$0.68	745,000	$0.57
- Exercised during period	130,000	$0.64	25,000	$0.82
Options outstanding - End of period	580,000	$0.67	720,000	$0.57

CORPORATE INFORMATION

CORPORATE ADDRESS

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-333-817-3442
Fax: 011-52-333-817-3314

DIRECTORS AND OFFICERS

Hector Davila Santos
Director, President, CEO
Guadalajara, Mexico

Jim O'Rourke, P.Eng.
Director
Vancouver, B.C.

Victor Garcia Jimenez
Director
Mexico City, Mexico

Len W. Brownlie, Ph.D
Director and Corporate Secretary
Vancouver, B.C.

Robert Young, P.Eng.
Director
Vancouver, B.C.

Rodney A. Shier, C.A.
Vice-President Finance and CFO
Vancouver, B.C.

LISTED

Toronto Stock Exchange
Symbol: FSR
CUSIP#: 33642A102
SEC 12g3-2(b) exemption #82-3449

TRANSFER AGENT

Computershare Trust
510 Burrard Street
Vancouver, B.C.
V6C 3B9

SOLICITORS

Farris, Vaughan, Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

Garcia Jimenez & Associados
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

AUDITORS

PricewaterhouseCoopersLLP
250 Howe Street
Vancouver, B.C.
V6C 3S7

PricewaterhouseCoopers
Av. Prolongacion Americas 1592 4to.
Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico

82-3449

News Release #2004-03

May 17, 2004

First Silver Reserve Inc.

Suite 584-885 Dunsmuir Street
Vancouver, B.C., Canada ,V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: firstsilver.com
E-mail: info@firstsilver.com

First Silver Reserve Inc. Reports First Quarter 2004 Results

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") today announced its first quarter 2004 financial results. All amounts are expressed in U.S. dollars.

In the three month period ending March 31, 2004, First Silver produced 565,332 ounces of silver and 1,288 ounces of gold, from the Company's wholly owned San Martin Silver Mine, located in Jalisco State, Mexico. Silver production was 17,873 ounces (3.26%) higher and gold production was 476 ounces (58.62%) higher than in the first quarter of 2003. Total mill throughput was 67,868 tonnes, as compared to 62,066 tonnes in the first quarter of 2003. The mill head grade was 290 g/tonne silver and the mill recovery rate was 89.33%, as compared to a head grade of 314 g/tonne silver and a recovery rate of 87.49% in the first quarter of 2003.

Revenue was $4.23 million in the first three months of 2004 as compared to $2.88 million in the first 3 months of 2003. Revenue increased 147% in the first quarter of 2004 as compared to the same period in 2003. The Company recorded a profit of $1.45 million or $0.04 per share for the period, as compared with a loss of $0.02 million or $0.00 per share for same period in 2003. The increase in net earnings is directly attributable to an increase in silver and gold production and an increase in silver prices during the period. In the first three months of 2004, the average London pm price for silver was $6.68 per ounce, as compared to $4.67 per ounce in 2003.

Cost of sales were $2.32 million for the period as compared to $2.37 million for the year earlier period. Cash costs, net of gold credits, were $3.91 per ounce of silver as compared to $4.30 in the first quarter of 2003. Total costs, net of gold credits, were $4.23 per ounce of silver, as compared to $4.65 in the first quarter of 2003. General and administrative expenses were slightly higher at $0.27 million as compared to $0.24 million in 2003 while depreciation and depletion were $0.22 million in the first quarter of 2004 as compared to $0.21 million in the first quarter of 2003.

Liquidity and Capital Resources

At March 31, 2004 the Company had working capital of $1.1 million (comprised of cash of $0.7 million and accounts receivable, inventory and prepaid expenses of $2.0 million, less current liabilities of $1.6 million) as compared to a working capital deficiency of $0.3 million at December 31, 2003 (comprised of cash of $0.4 million and accounts receivable, inventory and prepaid expenses of $1.4 million, less current liabilities of $2.1 million). This increase in working capital was a result of increased cash flows from operations. During the quarter, the Company repaid $465,760 of a loan of $545,760 due to the Company's President. Subsequent to the end of the quarter, the balance of the loan was repaid. No interest was paid on this loan. Adding to cash flow was the exercise of stock options. During the period the Company issued 130,000 shares from treasury on the exercise of Director stock options for net proceeds of $52,573. Currently, the Company has an issued capital of 38,136,921 common shares and has 530,000 share purchase options outstanding. Other than the loan described above, the Company does not have any long-term contractual obligations.

RESOURCE DEVELOPMENT AND EXPLORATION

Underground Exploration

Mine staff are currently evaluating several areas of the mine where additional development work will increase mineral reserves.

To improve mine safety, access and ventilation, the Company began work on a new haulage adit in 2001. The Rosario mine haulage adit is sized for production, 4 m wide and 3.5 m high, and is being driven alongside the Rosario-Condesa Fault, allowing systematic drill hole sampling of this fault zone. Including double width sections, the new tunnel will have a total length of 1,480 m, of which 1,135 m have been developed. When completed, the adit will reduce mine haulage by some 1,200 m. Little progress was made on this adit in 2003 due to limited funding. The Company has initiated work to complete the adit by Q3, 2004.

Minesite Exploration

On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development. A Natural Source Audio-Frequency Magnetotelluric (NSAMT) Geophysical Survey conducted during September and October, 2003 identified 25 potential drill targets for follow-up. The Company retained James I. Lyons, Consulting Geologist, to recommend priority locations for drilling and follow-up. Mr. Lyons was able to identify two previously unknown vein structures, the Leones and Huichola veins, which run parallel to the Zuolaga vein. The Leones vein is located about 300 m north of the present mine while the Huichola vein is located about 800 m south of the mine. Based on anomalous surface samples, Mr. Lyons has recently recommended four drill targets on the Leones vein. The Company is planning to access these targets by underground drilling from the existing mine workings and is currently tendering a drill contract for this work.

Other Exploration and Development Projects

The Company currently holds 8 precious metals exploration properties. These eight properties cover 625 hectares (1,544 acres) and are located in Jalisco State, Mexico. The properties all have a small mine production history and seven have been placed in inventory until metal prices and funding permit detailed exploration.

One of the 8 properties, the La Purisima, underwent a property visit in April, 2004. A staged exploration program of mapping, geochemical and geophysical surveys, followed by limited drilling has been recommended to determine the nature and extent of gold and silver mineralization previously identified from rock samples on the property.

A complete set of financial statements along with Management's Discussion and Analysis of Financial Condition and the Results of Operations for the three months ended March 31, 2004 will be posted to the Company's web-site www.firstsilver.com and www.sedar.com .

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors

"Len Brownlie"
Director

First Silver Reserve Inc. Summarized First Quarter Results (expressed in US dollars)

	March 31 2004	December 31 2003
ASSETS		
Cash and short-term deposits	771,171	418,709
Other current assets	2,008,806	1,424,676
	2,779,977	1,843,385
RESOURCE ASSETS	3,629,192	3,693,264
	6,409,169	5,536,649
LIABILITIES		
Current Liabilities	1,639,688	2,131,667
FUTURE INCOME TAXES	683,753	649,346
LONG - TERM DEBT	2,494,437	2,488,664
	4,817,878	5,269,677
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	1,370,289	1,317,716
Cumulative Translation Gain (Loss)	(208,159)	(27,691)
RETAINED EARNINGS	429,161	(1,023,053)
	1,591,291	266,972
	6,409,169	5,536,649

	March 31 2004	March 31 2003
REVENUE		
Revenue	4,229,684	2,880,412
Cost and expenses		
Cost of sales	2,316,646	2,370,141
General and Administration	266,070	238,674
Depreciation and depletion	218,124	208,623
Other income	(341)	(4,474)
Foreign exchange (gain) loss	(57,719)	68,607
	2,742,780	2,881,571
NET EARNINGS (LOSS) BEFORE INCOME TAXES	1,486,904	(1,159)
Provision for (recovery of) income taxes: Future	34,690	15,302
NET EARNINGS (LOSS) FOR THE PERIOD	1,452,214	(16,461)
RETAINED EARNINGS – BEGINNING OF PERIOD	(1,023,053)	68,876
RETAINED EARNINGS – END OF PERIOD	429,161	52,415
Net Earnings (Loss) Per Common Share	$0.04	($0.00)

News Release #02-2004

May 13, 2004

First Silver

Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada ,V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: www.firstsilver.com
E-mail: info@firstsilver.com

First Silver Reserve Inc. Reports 2003 Results

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") announced today its 2003 audited financial results. All amounts are expressed in U.S. dollars.

During the year ended December 31, 2003, First Silver produced 1,899,300 ounces of silver and 2,798 ounces of gold, all from its San Martin silver mine, as compared to 2,399,500 ounces of silver and 3,132 ounces of gold in 2002. Revenue for the year ended December 31, 2003 was $10.1 million as compared to $10.7 million in 2002. The Company recorded a loss of $1.1 million or $0.03 per share for 2003, as compared with a loss of $0.3 million or $0.01 per share for 2002. The increased loss is attributable to a decrease in silver production, partially offset by an increase in realized silver prices for 2003. Production during 2003 was constrained by an unusually long and severe rainy season and by delays associated with the repair of one of two ball mills.

Cost of sales were $9.1 million for the year ended December 31, 2003 as compared to $9.1 million for the year earlier. Cash costs, net of gold credits, were $4.88 per ounce of silver in 2003 as compared to $3.91 in 2002. Total costs, net of gold credits, were $5.36 per ounce of silver in 2003, as compared to $4.32 in 2002. General and administrative expenses were $1.0 million for the year as compared to $1.0 million in 2002.

A complete set of audited financial statements, Management's Discussion and Analysis of Financial Condition and the Company's 2003 Annual Report will be posted to the Company's web-site www.firstsilver.com and is also available at www.sedar.com .

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors

"Len Brownlie"

Director

News Release **First Silver Reserve Inc.**

#02- 2004 Release

May 13, 2004

Summarized Year End Results (expressed in US dollars)

	December 31 2003	December 31 2002
ASSETS		
Cash and short-term deposits	418,709	497,277
Other current assets	1,424,676	1,486,800
	1,843,385	1,984,077
PROPERTY, PLANT AND EQUIPMENT	3,693,263	4,373,487
	5,536,649	$6,357,564
LIABILITIES		
Current Liabilities	2,131,667	1,698,533
FUTURE INCOME TAXES	649,346	734,849
LONG - TERM DEBT	2,488,664	2,668,445
	5,269,677	5,101,827
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	1,317,716	1,186,861
37,956,921 common shares without par value (2001– 37,671,921)		
Currency Translation Adjustment	(27,691)	-
RETAINED EARNINGS	(1,023,053)	68,876
	266,972	1,255,737
	5,536,649	$6,357,564

	December 31 2003	December 31 2002
REVENUE		
Revenue	10,119,681	10,743,446
OPERATING EXPENSES		
Operations	9,100,973	9,125,941
Administration	968,149	1,003,668
Depreciation and depletion	998,806	1,036,014
Foreign exchange (gain) loss	118,689	58,878
Other expense (income)	(13,887)	24,528
	11,172,730	11,249,029
NET (LOSS) EARNINGS BEFORE INCOME TAXES	(1,053,049)	(505,583)
Provision for (recovery of) income taxes: Future	(38,880)	217,351
NET (LOSS) EARNINGS FOR THE YEAR	(1,091,929)	(288,232)
RETAINED EARNINGS – BEGINNING OF YEAR*	68,876	357,108
RETAINED EARNINGS – END OF YEAR	(1,023,053)	68,876
Basic and Diluted (Loss) Earnings Per Common Share	($0.03)	($0.01)

News Release #01 - 2004

March 11, 2004

First Silver
Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: www.firstsilver.com
E-mail: info@firstsilver.com

First Silver Reserve Inc. Reports 2003 Production

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") announced today its 2003 production results.

In the year ended December 31, 2003, First Silver produced 1,899,300 ounces of silver (2002 - 2,399,500 ounces) and 2,798 ounces of gold (2002 - 3,132 ounces), from the Company's wholly owned San Martin silver mine in Jalisco State, Mexico. For the three months ended December 31, 2003, silver production was 401,022 ounces (2002 – 573,382 ounces) and gold production was 583 ounces (2002 – 810 ounces). Total mill throughput for the year was 234,557 tonnes (2002 – 258,219 tonnes) of which 55,975 tonnes (2002 – 58,765 tonnes) were milled in the three months ending December 31. During the year, the mill head grade was 290 g/tonne silver (2002 – 331 g/tonne) and the mill recovery rate was 86.8% (2002 – 87.23%) as compared to a grade of 271 g/tonne (2002 – 331 g/tonne) and a recovery rate of 82.2% (2002 – 91.2%) for the three months ended December 31, 2003. Production during 2003 was constrained by an unusually long and severe rainy season and by delays associated with the repair of one of two ball mills. Production has improved during the first 10 weeks of 2004 and is currently averaging 41,300 ounces of silver per week, an increase of 13% over average weekly 2003 production.

In keeping with Company policy, financial results for the year will be released upon completion of the Company's audit, which is currently underway.

The Company has recently received the results of a Natural Source Audio-Frequency Magnetotelluric (NSMAT) Geophysical Survey conducted during September and October, 2003 by Zonge Engineering & Research Organization Inc. of Tucson, Arizona. The survey was conducted on 13 survey lines in the vicinity of the San Martin Mine and was designed to identify, by Far-Field electromagnetics, greater than 300 m deep fault-like trends that typically control mineralization in the San Martin area. The NSMAT Survey identified 25 potential drill targets for follow-up. The Company has retained James I. Lyons, Consulting Geologist, to review the Zonge report and recommend priority locations for drilling and follow-up.

On the El Tajo exploration property, located 63 km (39 miles) south-west of the Company's San Martin mine, the Company is planning to dig six trenches to better expose mineralization found on the property. In addition, drilling has begun on the property with the first hole currently at 100 m of a planned 200 m target depth.

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors

"Len Brownlie"
Director

82-3449

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of **First Silver Reserve Inc.** (the "Company") will be held on Monday, June 14, 2004 at Suite 584 – 885 Dunsmuir Street, Vancouver, British Columbia, Canada, at the hour of 2:00 p.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2003 and the report of the auditors thereon;

2. To determine the number of directors at five;

3. To elect as directors for the ensuing year:

   Hector Davila Santos
   Len Brownlie
   Victor Garcia Jimenez
   Robert Young
   James Calhoun O'Rourke

4. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration; and

5. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, or at the Meeting within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 6th day of May, 2004.

BY ORDER OF THE BOARD

"Hector Davila Santos"

Hector Davila Santos
Chairman of the Board

INFORMATION CIRCULAR

For the 2004 Annual General Meeting of Members

of

FIRST SILVER RESERVE INC.
Suite 584 – 885 Dunsmuir Street
Vancouver, British Columbia
Canada V6C 1N5
www.firstsilver.com

(all information as at May 6, 2004 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of **First Silver Reserve Inc.** (the "Company") for use at the Annual General Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. **A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays. The proxy fax number for Computershare is 1-866-249-7775 or 416-263-9524.**

The Instrument of Proxy must be dated and be signed by the Member or by his Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered shareholders" because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 38,136,921 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. The Company has no other classes of voting securities.

Any shareholder of record at the close of business on May 6, 2004 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding Common shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Hector Davila Santos (1)	27,117,367	71.10%

(1) Mr. Davila Santos is the Chairman of the Board and President and Chief Executive Officer of the Company.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officer"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2003, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, whose name and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation

The dollar amounts referred to herein are shown in Canadian dollars, unless otherwise stated.

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Position of Principal	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen-sation
Hector Davila Santos Chairman of the Board, President & CEO	2003	$112,279[(1)]	$9,802[(1)]	Nil	585,000	Nil	N/A	Nil
	2002	$104,908	$8,260	Nil	Nil	Nil	N/A	Nil
	2001	$111,011	$8,708	Nil	Nil	Nil	N/A	Nil

(1) Amounts shown are in United States dollars.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 50,000 incentive stock options were granted to the Named Executive Officer having an exercise price of $1.42 per share and expiring on August 28, 2008. The market value of the shares underlying the options on the date of grant was $1.42. Such options represent 20% of the total options granted to directors and employees during the most recently completed fiscal year. No SARs (stock appreciation rights) were granted to the Named Executive Officer during the most recently completed fiscal year

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out details of all exercises of incentive stock options by the Named Executive Officer and other officers and directors, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officer and directors. During this period, no outstanding SARs were held by the Named Executive Officer, other officers or directors.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable / Unexercisable (2) ($)
Hector Davila Santos	100,000	$94,250	585,000 / Nil	$494,700/ Nil
Directors (4) who are not Executive Officers	120,000	$63,500	105,000*/Nil	$56,700*
Other Executive Officers	25,000	$15,400	Nil/Nil	Nil

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price of $0.55, $0.93 or $1.42*. The closing market price of the Company's shares as at December 31, 2003, (ie. fiscal year end) was $1.47.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officer.

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended December 31, 2003. Reference is made to "Management Contracts" for

particulars of agreements entered into by the Company with companies associated with certain directors and officers of the Company.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange. During the most recently completed financial year, the Company granted 200,000 incentive stock options to directors or officers other than the Named Executive Officer.

MANAGEMENT CONTRACTS

Pursuant to a management agreement (the "Brownlie Agreement") dated June 22, 1998 between the Company and Brownlie Management Ltd. ("Brownlie"), a private company wholly-owned by Len Brownlie, the Secretary and a director of the Company, the Company agreed to pay a monthly fee of $2,500 to Brownlie for management services. The Brownlie Agreement may be terminated by either party with 30 days' written notice.

Pursuant to a management agreement (the "LASRAS Agreement") dated June 22, 1998 between the Company and LASRAS Holdings Ltd. ("LASRAS"), a private company wholly-owned by Rodney Shier, the Chief Financial Officer of the Company, the Company agreed to pay a monthly fee of $2,500 to LASRAS for financial management services. The LASRAS Agreement may be terminated by either party with 30 days' written notice.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries with the following exception:

The President and Chief Executive Officer lent the Company the sum of US$545,760 subject to a demand loan, on which there is no fixed interest rate.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at five for the ensuing year.

<u>ELECTION OF DIRECTORS</u>

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Business Corporations Act* (British Columbia) ("Business Corporations Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Resident Country	Present Position with the Company(2	Occupation(1)	Date(s) served as a Director	Common Shares Held(3)
Hector Davila Santos(5), (6) *Mexico*	Chairman of the Board; President and Chief Executive Officer	Director general of Minera El Pilon S.A. de C.V., the Company's wholly owned subsidiary	Since January 24, 1997	27,117,367
Len W. Brownlie, Ph.D *Canada*	Director and Corporate Secretary	President of Brownlie Management Ltd.; Director or officer of 2 publicly traded companies	Since June 22, 1998	nil
Victor Garcia Jimenez(4) *Mexico*	Director	Lawyer with the legal firm of Garcia Jimenez & Associados	Since January 24, 1997	nil
Robert Young, B.A. Sc(4)(5)(6) *Canada*	Director	Independent geological consultant; formerly Vice-President, Special Projects and South American Exploration, Teck Cominco Limited	Since June 17, 2003	nil
James C. O'Rourke(4)(5)(6) *Canada*	Director	Chairman of the Board, Compliance Coal Corporation	Since June 22, 1998	nil

(1) Unless otherwise stated above, any nominees named above not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.

(2) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(4) Members of the Company's Audit Committee.
(5) Members of the Company's Compensation Committee.
(6) Members of the Company's Corporate Governance Committee.
Note: The Company does not have an Executive Committee

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Compary's approach to corporate governance is set forth below and in Schedule "A". Schedule "A", which supplements the disclosure below, lists each of the TSX's corporate governance guidelines, and the Company's conformity to each guideline.

Mandate of the Board

The Board is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

- the Company's strategic planning process;
- the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk;
- the Company's succession planing, including appointing, training and monitoring senior management;
- the Company's major business development initiatives;
- the integrity of the Company's internal control and management information systems;
- the Company's policies for communicating with shareholders and others; and
- the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

- approval of the annual capital budget and any material changes to the operating budget;
- approval of the Company's business plan;
- acquisition of, or investments in new business;
- changes in the nature of the Company's business;
- changes in senior management; and

- all matters as required under the British Columbia *Business Corporations Act.*

The Board meets on a regularly scheduled basis and more frequently if required. In fiscal 2003, the Board formally met three times.

Board Composition and Independence from Management

Composition of the Board

The Board of Directors currently consists of 5 directors: Hector Davila Santos; Len W. Brownlie; Victor Garcia Jimenez; Robert Young and James C. O'Rourke.

Unrelated Directors

An "unrelated" director, under the TSX guidelines, is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the TSX guidelines place emphasis on the ability of a director to exercise objective judgement, independent of management.

On an application of these definitions, three of the Company's five existing directors are unrelated. The related directors of the Company are Hector Davila Santos, the Chairman of the Board, President and Chief Executive Officer of the Company and Len W. Brownlie, the Corporate Secretary of the Company. Mr. Davila Santos is also a significant shareholder.

Independence of the Board from Management

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Size of the Board

A board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

Board Committees

The Board has three committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee. Each of these committees is comprised of a majority of unrelated directors. The committees, their mandates and memberships are outlined below:

Audit Committee

The Audit Committee meets with the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, this

Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the year ending December 31, 2003, this Committee met once. During the year ending December 31, 2003, this Committee was composed of Victor Garcia Jimenez, Robert Young and James Calhoun O'Rourke, all of whom were unrelated directors.

Compensation Committee

The Compensation Committee, in consultation with the President and Chief Executive Officer of the Company, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Company. During the year ending December 31, 2003, this Committee met once. During the year ending December 31, 2003, this Committee was composed of Hector Davila Santos, Robert Young and James Calhoun O'Rourke, all of whom were unrelated directors, except for Hector Davila Santos, the Chairman of the Board, President and Chief Executive Officer of the Company.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the approach of the Company to the matters of corporate governance including the mandate, size and composition of the board of directors and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. During the year ending December 31, 2003, this Committee was composed of Hector Davila Santos, Robert Young and James Calhoun O'Rourke, all of whom were unrelated directors, except for Hector Davila Santos, the Chairman of the Board, President and Chief Executive Officer of the Company.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on April 4, 1997.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

ON BEHALF OF THE BOARD

"Hector Davila Santos"

Hector Davila Santos
President

SCHEDULE "A"

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
1	Board should explicitly assume responsibility for stewardship of the Company specifically for:		
(a)	adoption of a strategic planning process	Yes	The Board reviews strategic plans formally on an annual basis, and informally as required.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Audit Committee and the Board as a whole have identified the Company's principal risks and review those risks and the management thereof on an ongoing basis.
(c)	succession planning and monitoring senior management	Yes	The Board as a whole has the responsibility for succession planning as it relates to senior management. The Compensation Committee monitors the performance of senior management generally. The Board also reviews the performance of senior management.
(d)	communications policy	Yes	The Board, through and with the assistance of senior management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed.
(e)	integrity of internal control and management information systems	Yes	The Audit Committee has the responsibility for the integrity of internal controls to manage information systems with respect to financial matters. The Board, through management, has established internal control and management information systems with respect to other operational matters.
2	Majority of directors should be "unrelated" (independent of management and free from conflicting interest)	Yes	Hector Davila Santos the Chairman, President and Chief Executive Officer Hector Davila Santos is related Len W. Brownlie - corporate officer, is related

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
3	Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	Hector Davila Santos - Related - is Chairman, President and Chief Executive Officer of the Company. Len W. Brownlie – Related – corporate officer For the remainder of directors, none of them or their associates have: - worked for the Company - material contracts with the Company - received remuneration from the Company in excess of directors' fees and stock options - a significant shareholding or a relationship with a significant shareholder Victor Garcia Jimenez - Unrelated Robert Young – Unrelated James Calhoun O'Rourke - Unrelated
4.a.	Appoint a committee responsible for appointment/ assessment of directors	Yes	The Corporate Governance Committee has the mandate to assess the performance and qualification of directors and to assess and recommend potential nominees to the Board.
4.b.	Composed exclusively of non-management directors, the majority of whom are unrelated.	Yes	
5	Implement a process for assessing the effectiveness of the board, its committee and directors	Yes	The Corporate Governance Committee has the mandate to review.
6	Provide orientation and education programs for new directors	Yes	Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors. In the past, all new directors have received corporate governance materials and have performed due diligence trips to the mine site
7	Consider reducing size of board, with a view to improving effectiveness	Yes	The Board as a whole has reviewed the size of the Board and concluded that the current number of directors is appropriate to the needs of the Company at this time.
8	Review compensation of directors in light of risks and responsibilities	Yes	The Compensation Committee considers the compensation of directors periodically and brings the resulting suggestions to the Board for its consideration.

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
9.a.	Committees should generally be composed of non-management directors	Yes	All board committees are composed a majority of non-management directors. Specifically, the audit committee is composed entirely of non-management directors.
9.b.	Majority of committee members should be unrelated.	Yes	All board committees are composed of a majority of unrelated directors.
10	Appoint a committee responsible for approach to corporate governance issues	Yes	The Corporate Governance Committee has the mandate to review the Company's compliance with these guidelines on a continual basis and to consider all matters relevant to the corporate governance of the Company.
11.a.	Define limits to management's responsibilities by developing mandates for:		
	i) the Board	Yes	There is no specific mandate for the Board. Any responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the Board.
	ii) the CEO	Yes	The objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO.
11.b.	Board should approve CEO's corporate objectives	Yes	The CEO's corporate objectives are established annually by the Board in conjunction with management, including the CEO.
12	Establish structures and procedures to enable the Board to function independently of management	Yes	On occasions where it is considered advisable, the Board has met in the absence of management. All Board committees are comprised of a majority of non-management members.
13.a.	Establish an audit committee with a specifically defined mandate	Yes	The Audit Committee has developed a written mandate which addresses its' roles in audit functions, the preparation of financial statements, review of press releases on financial results, review of other regulatory documents as required, and meeting with outside auditors independently of management.
13.b.	All members should be non-management directors	Yes	
14	Implement a system to enable individual directors to engage outside advisors, at Company's expense	No	No formal system for the engagement of outside advisors has been implemented, however, directors on occasion have been invited to seek independent counsel at the Company's expense and have done so. There is no policy in place prohibiting this activity or establishing specific guidelines as to how such arrangements are to be made.